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                                                                   EXHIBIT 21.1

            SUBSIDIARIES OF ADVANCED DIGITAL INFORMATION CORPORATION

EMASS, Inc., a Delaware corporation
EMASS Technical Assistance Center GmbH, a German corporation
ADIC/GRAU Storage Systems GmbH & Co. KG, a German limited partnership Grau Storage Systems SARL, a French corporation
Grau Storage Systems Ltd., a UK corporation
ADIC Europe SARL, a French corporation
ADIC Trade Corp., a Barbados foreign sales corporation